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310-772-6533	201-324-6860

SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.

ANNOUNCES INTENTION TO CONDUCT TENDER OFFERS

JERSEY CITY, NJ, September 13, 2010 – SunAmerica Focused Alpha Large-Cap Fund, Inc. (NYSE: FGI) (the “Fund”) announced today, as part of its continuing efforts to enhance shareholder value, its intention to conduct one or more tender offers (“Tender Offers”) to acquire a percentage of its issued and outstanding shares in order to address the discount between the Fund’s market price per share and net asset value (“NAV”) per share. The Tender Offers were recommended to the Fund’s board of directors (“Board”) by the special committee (“Special Committee”) established by the Board in March 2010 to consider possible ways to address the Fund’s discount.

The Fund intends to conduct an in-kind tender offer to acquire up to 25% of the Fund’s outstanding shares at a price equal to 98.5% of the Fund’s NAV per share in exchange for a pro rata distribution of the Fund’s portfolio securities (“In-Kind Tender Offer”). It is currently anticipated that the In-Kind Tender Offer will be conducted in the fourth quarter of 2010.

The Fund also intends to conduct, in each of 2011 and 2012, a cash tender offer for a portion of its shares if the Fund’s shares trade at a volume-weighted average discount to NAV of more than 10% over a 12-week measurement period to be established by the Board. It is currently anticipated that the measurement periods would commence in the third quarter of 2011 and 2012, respectively. If the condition is met during the 12-week measurement period in 2011, the Fund would offer to acquire up to 10% of its outstanding shares at a price equal to 98% of the Fund’s NAV. If the condition is met during the 12-week measurement period in 2012, the Fund would offer to acquire up to 5% of its outstanding shares at a price equal to 98% of the Fund’s NAV.

During its meetings and deliberations, the Special Committee considered various options to address trading discounts, and consulted with closed-end fund experts, before finalizing its recommendation regarding the Tender Offers. In weighing the Special Committee recommendation, the Board considered a variety of factors, including whether the Tender Offers would be consistent with the investment and other policies of the Fund; the potential impact of the Tender Offers on the asset size of the Fund and the Fund’s expense ratio; the opportunity for liquidity offered by the Tender Offers to participating shareholders; other steps the Board has taken or might take to address the Fund’s discount and to create a measure of additional liquidity for Fund shares; and the possibility that the Tender Offers would have the effect of reducing the Fund’s trading discount, both on a near-term basis and over the long term. After careful consideration, the Board determined that the Tender Offers would be in the best interests of the Fund and its shareholders.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has not commenced the Tender Offers described herein. The Tender Offers will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offers.

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SunAmerica Asset Management Corp.

Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311

News Release 10-32 September 13, 2010 – Page 2
SunAmerica Asset Management Corp.

The Fund is a non-diversified, closed-end management investment company. The Fund’s investment objective is to provide growth of capital. The Fund seeks to pursue this objective by employing a concentrated stock picking strategy in which the Fund, through subadvisers selected by SunAmerica Asset Management Corp., actively invests primarily in a small number of equity securities (i.e., common stocks) and to a lesser extent equity-related securities (i.e., preferred stocks, convertible securities, warrants and rights) of large-capitalization companies primarily in the U.S. markets. Marsico Capital Management, LLC is the large-cap growth stock subadviser and BlackRock Investment Management, LLC is the large-cap value stock subadviser.

For more information about the SunAmerica Focused Alpha Large-Cap Fund, please visit www.sunamericafunds.com

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As of July 31, 2010, SunAmerica Asset Management Corp. managed and/or administered approximately $39.4 billion of assets.

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Marsico Capital Management, LLC and BlackRock Investment Management, LLC are not affiliated with SunAmerica Asset Management Corp.

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Investors should carefully consider the SunAmerica Focused Alpha Large-Cap Fund’s investment objective, strategies, risks, charges and expenses before investing.

THE SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND SHOULD BE CONSIDERED AS ONLY ONE ELEMENT OF A COMPLETE INVESTMENT PROGRAM. THE FUND’S EQUITY EXPOSURE AND DERIVATIVE INVESTMENTS INVOLVE SPECIAL RISKS. AN INVESTMENT IN THIS FUND SHOULD BE CONSIDERED SPECULATIVE.

There is no assurance that the SunAmerica Focused Alpha Large-Cap Fund will achieve its investment objective. The Fund is actively managed and its portfolio composition will vary. Investing in the Fund is subject to several risks, including: Non-Diversified Status Risk, Growth and Value Stock Risk, Key Adviser Personnel Risk, Investment and Market Risk, Issuer Risk, Foreign Securities Risk, Emerging Markets Risk, Income Risk, Hedging Strategy Risk, Derivatives Risk, Preferred Securities Risk, Debt Securities Risk, Small and Medium Capitalization Company Risk, Leverage Risk, Liquidity Risk, Market Price of Shares Risk, Management Risk, Anti-Takeover Provisions Risk, Portfolio Turnover Risk and Non-Investment Grade Securities Risk. The price of shares of the Fund traded on the New York Stock Exchange will fluctuate with market conditions and may be worth more or less than their original offering price. Shares of closed-end funds often trade at a discount to their net asset value, but may also trade at a premium.

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SunAmerica Asset Management Corp.

Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311